Mail Stop 3561

July 8 2005

Robert K. Oldham, M.D., President
Cancer Therapeutics, Inc.
210 West Hansell Street
Thomasville, GA 31792

> **RE:     Cancer Therapeutics, Inc.**
> **Amendment 4 to Registration Statement on Form SB-2**
> **File No. 333-119915**
> **Amendment Filed: June 9, 2005**

Dear Dr. Oldham:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In prominent places in the prospectus, such as the summary, risk factors section, and business section, add disclosure that clearly states that you have not received FDA approval as it relates to any facet of your business/operations and, as a result, your treatments, products, and/or services have not been deemed effective.

Prospectus Summary

2.  In the "Going Concern" subsection, clarify the reference to your unaudited financial statements for the nine month period ended February 28, 2004.  Do you mean February 28, 2005?

3.  Please remove the boiler-plate, forward-looking statement from the forepart of the prospectus.

Risk Factors, page 4

4.  The boilerplate paragraph at the beginning of this section should be removed.

5.  Please include a separate risk factor concerning the defaulted loan obligations.

6.  Include the date(s) of the distribution of the shares in the first risk factor.

7.  Please add a risk factor stating that your services are experimental and that they have never been, and may never be, declared safe and effective.

8.  Please add a risk factor discussing your need for substantial funding in order to continue operations.  Also, please discuss the timeframe required for future development of your products/services/therapies.

"Our Services Are Subject to FDA Regulation", page 5

9.  Expand the disclosure in this risk factor to clearly state that your products/therapies have not received FDA approval.

Management's Discussion and Analysis of Financial Condition, page 8
Liquidity and Capital Resources

10. In view of the considerable decline in cash at the latest balance sheet date, the cash balance at the latest practicable date would be appropriate disclosure.

Business, page 13
Services – Vaccines, page 15

11. Please disclose the basis for the statement that experimental vaccines can be administered in Georgia without FDA approval.

Governmental Approval, page 19

12. Disclosure in the second paragraph indicates that IND 8725 is on hold. Disclosure also indicates, however, that the vaccine can be used in Georgia despite the lack of FDA approval. Please reconcile the apparent inconsistency.

13. Add disclosure summarizing the provisions of SB742 and clarify how you are able to conduct operations under SB742 without FDA approval. Explain for us how you can operate the cryobank, conduct TDAC therapy, and administer vaccines under this law and do so without FDA approval. Please provide us with a copy of SB742.

14. Please expand the disclosure relating to the INDs to give the current status, the milestones that have yet to be accomplished for the INDs, and costs and timeframes associated with moving forward with the INDS. In this regard, expand the disclosure in the Liquidity and Capital Resources section of Management's Discussion and Analysis to discuss your need for funding and the funding requirements associated with INDs.

Executive Compensation, page 22

15. This disclosure should be completely updated for the most recent fiscal year ended May 31, 2005.

Certain Relationships and Related Transactions, page 23

16. As previously requested, update this disclosure through the latest practicable date. Please provide the balance due on all obligations as of the date of the prospectus or as nearly so as is practicable.

Security Ownership of Certain Beneficial Owners and Management, page 25

17. Update the disclosure through the latest practicable date.

Legal Proceedings, page 28

18. It is not clear what assets the IRS tax lien covers. Please elaborate.

19. Update the December 27, 2004 balance owing the IRS.

<u>Part II – Information Not Required in Prospectus</u>

<u>Exhibits</u>

20. Ordinarily, it is not necessary to refile exhibits previously filed as has apparently been the case in this registration statement.  However, there are now 79 exhibits filed as exhibit 10 and 18 filed as exhibit 23.  We suggest that the next amendment refile all exhibits listed in the exhibit list under item 27 and filed them with the number indicated in the list.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact David Burton at (202) 551-3626 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Don Rinehart who supervised the review of your filing, at (202) 551-3235.

Sincerely,


John Reynolds
Assistant Director
Office of Emerging Growth Companies


cc.    Kenneth Denos, Esq.
       801-816-2599 (facsimile)